Exhibit 18.1

April 19, 2013

The Board of Directors and Stockholders
Celanese Corporation
Irving, Texas

Ladies and Gentlemen:
We have been furnished with a copy of the quarterly report on Form 10-Q of Celanese Corporation (the Company) for the three months ended March 31, 2013, and have read the Company’s statements contained in Note 1 to the consolidated financial statements included therein. As stated in Note 1, the Company changed its accounting policy for recognizing actuarial gains and losses and changes in the fair value of plan assets and for calculating the expected return on plan assets for its defined benefit pension plans and other postretirement benefit plans and states that the newly adopted accounting policy is preferable in the circumstances because it eliminates the delay in recognizing gains and losses within operating results. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2012, nor have we audited the information set forth in the aforementioned Note 1 to the consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP